15048115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LBC CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 13th Street, NW
Washington, DC 20005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAs, LLC
(Name - *if individual, state last, first, middle name*)

440 Park Avenue South	**New York**	**NY**	**10016**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tr 3/9/15

tr 3/10/15

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **LBC Capital Partners LLC** as of **DECEMBER 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

[signature]
Signature

Financial & Operations Principal
Title

[signature]
Notary Public

CHERYL A. SACK
Lic. #4707435
Notary Public-State of New York
Qualified in Chautauqua County
My Commission Expires 10-31-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS
December 31, 2014

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
LBC Capital Partners LLC

We have audited the accompanying financial statements of LBC Capital Partners LLC (a limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The LBC Capital Partners LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the LBC Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 1 to the financial statements, the Company has not generated significant revenues to maintain its operations and thus is dependent upon Landon Butler & Company, LP (its sole member, "LBC") to make capital contributions from time to time to provide support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As discussed in Note 5 to the financial statements, all the Company's revenues are derived from one issuer. Our opinion is not modified with respect to this matter.

As discussed in Note 7 to the financial statements, on January 26, 2015, an affiliated entity of the 35% owner of LBC signed a purchase and sale agreement to acquire the other 65% of LBC. The closing of the transaction is conditional on regulatory approval.

MBAF CPAs, LLC

New York, NY
February 23, 2015

LBC CAPITAL PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014		2014
Assets:		
Cash	$	524,817
Prepaid expenses		4,317
Accounts receivable		618,224
Website development costs		44,204
Furniture and equipment, net		392
Total Assets	**$**	**1,191,954**
Liabilities and Member's Equity:		
Liabilities:		
Accrued commissions payable	$	414,490
Accrued expenses		5,348
Due to member		351,460
Total Liabilities		771,298
Member's Equity:		420,656
Total Liabilities and Member's Equity	**$**	**1,191,954**

The accompanying notes are an integral part of these financial statements.

LBC CAPITAL PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS

Year ended December 31, 2014	2014
Revenues:	
Placement agent fees	$ 825,247
	825,247
Expenses:	
Commissions	560,370
Administrative salaries	436,704
Professional fees	96,012
Travel	69,172
Rent	20,364
Accounting	10,897
Regulatory fees	10,869
Telephone	6,372
Meals and entertainment	4,625
Conferences	3,895
Computer and internet	3,882
E-mail archiving	4,019
Data storage	3,472
Postage and delivery	1,576
Taxes and licenses	1,400
Office supplies	935
Dues and subscriptions	856
Fidelity bond	758
Training	473
Depreciation	261
Bank services charges	1
	1,236,913
Net loss	**$ (411,666)**

The accompanying notes are an integral part of these financial statements.

LBC CAPITAL PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2014		**2014**
Balance at January 1, 2013	$	198,865
Capital contributions		633,457
Net loss		(411,666)
Balance at December 31, 2014	**$**	**420,656**

The accompanying notes are an integral part of these financial statements.

LBC CAPITAL PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(411,666)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		261
Changes in operating assets and liabilities:		
Prepaid expenses		(17)
Accounts receivable		(614,864)
Accrued commissions payable		414,490
Accrued expenses		5,348
Net cash used in operating activities		(606,448)
Cash flows from financing activities:		
Increase in due to member		808,812
Net cash provided by financing activities		808,812
Net increase in cash		202,364
Cash - beginning of year		322,453
Cash - end of year	**$**	**524,817**
Non-Cash Financing Activities:		
Amount due to member converted to member's equity	$	633,457

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION SUMMARY:

LBC Capital Partners LLC (the "Company") was incorporated in July 2008. The Company's sole member is Landon Butler & Company, LP ("LBC"). The Company operates as a broker-dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide securities brokerage and advisory services. Through December 31, 2014, the Company has generated its revenue through acting as an offering agent for private placements.

The Company has not generated sufficient revenues to maintain its operations, and thus has been dependent on LBC to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on LBC for these capital contributions. LBC has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1. See Note 7 for subsequent event.

2. SIGNIFICANT ACCOUNTING POLICIES:

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Revenue consists of private placement fee income. Placement agent fees and expenses are recorded on the accrual basis of accounting. Placement agent fees are recognized as earned (as defined) on a quarterly basis.

Accounts Receivable

Accounts receivable are recorded net of allowance for doubtful accounts. The allowance is based on historical performance and projection of trends. The balances greater than 90 days past due are reviewed by management. Management has determined an allowance was not required based on its evaluation of collectability of receivables at December 31, 2014. Accounts receivable are written off when all collection efforts have been exhausted. No interest is charged on past due balances.

Website Development Costs

Development costs related to the Company's website are capitalized and amortized over the estimated life of three years. The website was not completed as of December 31, 2014; therefore, no amortization was recorded.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized. Depreciation is computed on a straight-line method over the estimated useful lives of the assets.

Commissions
Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company is a single member LLC and is treated as a disregarded entity under the Internal Revenue Code and similar state law. No provision has been made for federal and state income taxes in the accompanying financial statements as the taxable income, loss, or credit is included in its member's income tax return.

The Company follows the accounting standard for uncertainty in income taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the year ended December 31, 2014. The Company believes that it has appropriate support for the tax positions taken.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue From Contracts With Customers
In May 2014, the FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods in annual periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

3. RELATED PARTY TRANSACTIONS: The Company has entered into an expense sharing agreement with LBC for a number of management services including salaries, occupancy, and various other office expenses. At times, certain additional expenses of the Company will be paid by LBC. During the year, LBC agreed to convert a portion of the amount due to member (amounting to $633,457) into member's equity. As of December 31, 2014, the Company had a balance payable to LBC of $351,460 for the remaining charges.

4. NET CAPITAL REQUIREMENT: The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company has net capital of $168,009 which was $116,589 in excess of its required net capital of $51,402. The Company's net capital ratio was 4.59 to 1.

5. CONCENTRATION OF REVENUE: In 2014, placement agent fees earned by the Company were entirely from one issuer, which provided 100% of total revenues.

6. FURNITURE AND EQUIPMENT, NET: Furniture and equipment, net, consist of the following:

December 31, 2014			Estimated Useful Life
Furniture and Equipment	$	1,829	7 years
Less: Accumulated Depreciation	$	(1,437)	
Net Furniture and Equipment	$	392	

Depreciation expense for the year ended December 31, 2014 was $261.

7. SUBSEQUENT EVENTS: On January 26, 2015, an affiliated entity of the 35% owner of LBC signed a purchase and sale agreement to acquire the other 65% of LBC. The closing of the transaction is conditional on regulatory approval.

The Company has evaluated events through the date the financial statements were issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2014

Net capital:		
Total member's equity	$	420,656
Deduct non-allowable assets and charges:		
Non-allowable assets:		
Prepaid expenses		4,317
Accounts receivable		203,734
Website development costs		44,204
Furniture and equipment, net		392
		252,647
Net capital	$	168,009
Aggregate indebtness - total liabilities	$	771,298
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	51,420
Excess net capital	$	116,589
Ratio of aggregate indebtedness to net capital		4.59
Note:		
Net capital as computed above	$	168,009
Net capital per unaudited Focus Report		168,009
Rounding difference	$	-

See independent auditor's report.

SCHEDULE II - STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2014

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption (k)(2)(i), the Company conducted business on a fully disclosed basis and did not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

See independent auditor's report.

SUPPLEMENTARY REPORTS

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
LBC Capital Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LBC Capital Partners LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC

New York, NY
February 23, 2015

MBAF CPAs
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com
VALHALLA 400 Columbus Avenue, Suite 200E, Valhalla NY 10595 | T 914 741 0800 F 914 741 1034 | www.mbafcpa.com

LBC | CAPITAL PARTNERS LLC

LBC Capital Partners LLC
Exemption Report

LBC Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2014 without exception.

LBC Capital Partners LLC

Financial Principal

January 9, 2014

700 Thirteenth Street, NW | Suite 925 | Washington, DC 20005 | fax 202.737.4210

LBC CAPITAL PARTNERS LLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2014

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Managers
LBC Capital Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by LBC Capital Partners LLC ("the Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Month Paid	Check Number	Payee	Check Amount
January 2015	1120	SIPC	$2,063

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including FOCUS reports, general ledger and financial statements from January 1, 2014 to December 31, 2014, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including FOCUS reports and the general ledger, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 23, 2015